SMITH & WESSON HOLDING CORPORATION
2100 Roosevelt Avenue
Springfield, Massachusetts 01104
September 9, 2009
VIA FACSIMILE (703-813-6968) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Sherry Haywood
Re:	Smith & Wesson Holding Corporation Form S-3 File No. 333-160911
Ladies and Gentlemen:
     Smith & Wesson Holding Corporation (the “Company”) hereby requests the withdrawal of its request that the Commission accelerate the effective date of the above-captioned Registration Statement. The Company’s original request for acceleration was made by letter dated September 4, 2009.

Very truly yours, SMITH & WESSON HOLDING CORPORATION
By:	/s/ Michael F. Golden
	Name:	Michael F. Golden
	Title:	President and Chief Executive Officer